SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Ladder Capital Corp

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

505743 104

(CUSIP Number)

Richard O’Toole, Esq.

Related Fund Management, LLC

60 Columbus Circle

New York, New York 10023

(212) 421-5333

with a copy to:

Alan J. Sinsheimer, Esq. and Robert W. Downes, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 13, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 505743 104	13D

1	NAME OF REPORTING PERSON RELATED FUND MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,161,137
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,161,137
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,161,137
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

* The percentage set forth above is calculated based on 107,016,471 shares of Class A Common Stock outstanding as of February 27, 2019, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on February 28, 2019 (the “Annual Report”). The percentage does not give effect to the contemplated sale by the Issuer of additional shares of Class A Common Stock under equity distribution agreements with a proposed maximum aggregate offering price of $100,000,000, pursuant to the prospectus supplement filed by the Issuer pursuant to Rule 424(b)(5) on January 3, 2019. The percentage also excludes the effect of shares of Class A Common Stock issuable on exchange of currently outstanding units of Series REIT of Ladder Capital Finance Holdings (“LCFH”) and units of Series TRS of LCFH (collectively, “Units”) and shares of Class B Common Stock of the Issuer. In the event that all outstanding Units and shares of Class B Common Stock are exchanged for shares of Class A Common Stock, such percentage would be equal to 4.3%, which is calculated based on the number of outstanding shares of Class A Common Stock set forth above and 13,198,344 shares of Class B Common Stock and Units outstanding as of February 27, 2019, as reported in the Annual Report.

CUSIP No. 505743 104	13D

1	NAME OF REPORTING PERSON RELATED REAL ESTATE FUND II GP-A, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,161,137
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,161,137
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,161,137
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* The percentage set forth above is calculated based on 107,016,471 shares of Class A Common Stock outstanding as of February 27, 2019, as reported in the Annual Report. The percentage does not give effect to the contemplated sale by the Issuer of additional shares of Class A Common Stock under equity distribution agreements with a proposed maximum aggregate offering price of $100,000,000, pursuant to the prospectus supplement filed by the Issuer pursuant to Rule 424(b)(5) on January 3, 2019. The percentage also excludes the effect of shares of Class A Common Stock issuable on exchange of currently outstanding Units and shares of Class B Common Stock of the Issuer. In the event that all outstanding Units and shares of Class B Common Stock are exchanged for shares of Class A Common Stock, such percentage would be equal to 4.3%, which is calculated based on the number of outstanding shares of Class A Common Stock set forth above and 13,198,344 shares of Class B Common Stock and Units outstanding as of February 27, 2019, as reported in the Annual Report.

CUSIP No. 505743 104	13D

1	NAME OF REPORTING PERSON RELATED REAL ESTATE FUND II GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,161,137
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,161,137
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,161,137
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* The percentage set forth above is calculated based on 107,016,471 shares of Class A Common Stock outstanding as of February 27, 2019, as reported in the Annual Report. The percentage does not give effect to the contemplated sale by the Issuer of additional shares of Class A Common Stock under equity distribution agreements with a proposed maximum aggregate offering price of $100,000,000, pursuant to the prospectus supplement filed by the Issuer pursuant to Rule 424(b)(5) on January 3, 2019. The percentage also excludes the effect of shares of Class A Common Stock issuable on exchange of currently outstanding Units and shares of Class B Common Stock of the Issuer. In the event that all outstanding Units and shares of Class B Common Stock are exchanged for shares of Class A Common Stock, such percentage would be equal to 4.3%, which is calculated based on the number of outstanding shares of Class A Common Stock set forth above and 13,198,344 shares of Class B Common Stock and Units outstanding as of February 27, 2019, as reported in the Annual Report.

CUSIP No. 505743 104	13D

1	NAME OF REPORTING PERSON RELATED REAL ESTATE FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,161,137
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,161,137
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,161,137
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* The percentage set forth above is calculated based on 107,016,471 shares of Class A Common Stock outstanding as of February 27, 2019, as reported in the Annual Report. The percentage does not give effect to the contemplated sale by the Issuer of additional shares of Class A Common Stock under equity distribution agreements with a proposed maximum aggregate offering price of $100,000,000, pursuant to the prospectus supplement filed by the Issuer pursuant to Rule 424(b)(5) on January 3, 2019. The percentage also excludes the effect of shares of Class A Common Stock issuable on exchange of currently outstanding Units and shares of Class B Common Stock of the Issuer. In the event that all outstanding Units and shares of Class B Common Stock are exchanged for shares of Class A Common Stock, such percentage would be equal to 4.3%, which is calculated based on the number of outstanding shares of Class A Common Stock set forth above and 13,198,344 shares of Class B Common Stock and Units outstanding as of February 27, 2019, as reported in the Annual Report.

CUSIP No. 505743 104	13D

1	NAME OF REPORTING PERSON RREFII ACQUISITIONS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,161,137
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,161,137
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,161,137
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* The percentage set forth above is calculated based on 107,016,471 shares of Class A Common Stock outstanding as of February 27, 2019, as reported in the Annual Report. The percentage does not give effect to the contemplated sale by the Issuer of additional shares of Class A Common Stock under equity distribution agreements with a proposed maximum aggregate offering price of $100,000,000, pursuant to the prospectus supplement filed by the Issuer pursuant to Rule 424(b)(5) on January 3, 2019. The percentage also excludes the effect of shares of Class A Common Stock issuable on exchange of currently outstanding Units and shares of Class B Common Stock of the Issuer. In the event that all outstanding Units and shares of Class B Common Stock are exchanged for shares of Class A Common Stock, such percentage would be equal to 4.3%, which is calculated based on the number of outstanding shares of Class A Common Stock set forth above and 13,198,344 shares of Class B Common Stock and Units outstanding as of February 27, 2019, as reported in the Annual Report.

CUSIP No. 505743 104	13D

1	NAME OF REPORTING PERSON RREF II LADDER LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,161,137
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,161,137
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,161,137
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* The percentage set forth above is calculated based on 107,016,471 shares of Class A Common Stock outstanding as of February 27, 2019, as reported in the Annual Report. The percentage does not give effect to the contemplated sale by the Issuer of additional shares of Class A Common Stock under equity distribution agreements with a proposed maximum aggregate offering price of $100,000,000, pursuant to the prospectus supplement filed by the Issuer pursuant to Rule 424(b)(5) on January 3, 2019. The percentage also excludes the effect of shares of Class A Common Stock issuable on exchange of currently outstanding Units and shares of Class B Common Stock of the Issuer. In the event that all outstanding Units and shares of Class B Common Stock are exchanged for shares of Class A Common Stock, such percentage would be equal to 4.3%, which is calculated based on the number of outstanding shares of Class A Common Stock set forth above and 13,198,344 shares of Class B Common Stock and Units outstanding as of February 27, 2019, as reported in the Annual Report.

Item 1.	Security and Issuer

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) relates to the Schedule 13D filed on March 13, 2017 and amended prior to the date of this amendment (as so amended prior to this amendment, the “Original Schedule 13D”) by Related Fund Management, LLC, a Delaware limited liability company (“Related Management”), Related Real Estate Fund II GP-A, LLC, a Delaware limited liability company (“Related GP-A”), Related Real Estate Fund II GP, L.P., a Delaware limited partnership (“Related GP”), Related Real Estate Fund II, L.P., a Delaware limited partnership (“Related Fund”), RREFII Acquisitions, LLC, a Delaware limited liability company (“RREFII Acquisitions”), and RREF II Ladder LLC, a Delaware limited liability company (“RREF Ladder”), all of whom are together referred to as the “Reporting Persons”, relating to the Class A Common Stock, par value $0.001 per share (“Shares”), of Ladder Capital Corp, a Delaware corporation (the “Issuer”). Capitalized terms used but not defined in this amendment shall have the meanings set forth in the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The first paragraph of Items 5(a) and (b) of the Original Schedule 13D is hereby amended and restated to read in full as follows:

“(a)-(b) Each of the Reporting Persons may be deemed to be the beneficial owner of 5,161,137 Shares, which represents approximately 4.8% of the outstanding Shares. This percentage is calculated based on 107,016,471 Shares outstanding as of February 27, 2019, as reported on the Issuer’s Annual Report on Form 10-K filed with the SEC on February 28, 2019 (the “Annual Report”). The percentage does not give effect to the contemplated sale by the Issuer of additional shares of Class A Common Stock under equity distribution agreements with a proposed maximum aggregate offering price of $100,000,000, pursuant to the prospectus supplement filed by the Issuer pursuant to Rule 424(b)(5) on January 3, 2019. The percentage also excludes the effect of Shares issuable on exchange of currently outstanding units of Series REIT of Ladder Capital Finance Holdings (“LCFH”) and units of Series TRS of LCFH (collectively, “Units”) and shares of Class B Common Stock of the Issuer. In the event that all outstanding Units and shares of Class B Common Stock are exchanged for Shares, such percentage would be equal to 4.3%, which is calculated based on the number of outstanding Shares set forth above and 13,198,344 shares of Class B Common Stock and Units outstanding as of February 27, 2019, as reported in the Annual Report.”

Items 5(c) of the Original Schedule 13D is hereby amended and restated to read in full as follows:

“Except as set forth on Exhibit 10 attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date of filing of this Amendment No. 6 by any of the Reporting Persons or, to their knowledge, any other person or entity referred to in Item 2 of this Schedule 13D.”

Item 5(e) of the Original Schedule 13D is hereby amended and restated to read in full as follows:

“As a result of the transactions described in Item 5(c) above, the Reporting Persons ceased to be beneficial owners of more than 5% of the Shares on March 13, 2018. As the Reporting Persons now own less than 5% of the Shares, this Amendment No. 6 will be the Reporting Persons’ final Schedule 13D amendment filing until such time, if any, as the Reporting Persons again exceed the 5% ownership threshold in respect of the Shares.”

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

Exhibit 1*	Joint Filing Agreement, dated as of March 13, 2017, among the Reporting Persons.

Exhibit 2*	Directors and Executive Officers of Reporting Persons, Related Companies and Realty Group

Exhibit 3*	Stock Purchase Agreement, dated as of February 27, 2017, by and among RREF II Ladder LLC, GI Ladder Holdco LLC, GI Partners Fund III-B, L.P., GI Partners Fund III-A, L.P., TI II Ladder Holdings, LLC, TowerBrook Investors II AIV, L.P., GP09 PX (LAPP) Ladder Capital LTD., GP09 GV Ladder Capital LTD., GP09 PX Ladder Capital LTD. and OCP LCF Holdings Inc.

Exhibit 4*	Stockholders Agreement, dated March 3, 2017, by and among Ladder Capital Corp, RREF II Ladder LLC and any permitted transferee that becomes a party thereto by executing and delivering a joinder thereto.

Exhibit 5*	Lock-Up Agreement, dated March 3, 2017, by and between Deutsche Bank Securities Inc. and RREF II Ladder LLC.

Exhibit 6*	Second Amended and Restated Registration Rights Agreement, dated as of March 3, 2017, by and among Ladder Capital Corp, Ladder Capital Finance Holdings LLLP, and each of the investors named therein.

Exhibit 7*	Stock Purchase Agreement, dated as of November 9, 2017, by and among RREF II Ladder LLC, TI II Ladder Holdings, LLC and TowerBrook Investors II AIV, L.P.

Exhibit 8*	Letter, dated January 15, 2018, from Related Management to the Board of Directors of the Issuer.

Exhibit 9*	Confidentiality Agreement, dated February 2, 2018, between Related Management and the Issuer.

Exhibit 10	Transactions in the Shares Effected in the Past 60 Days.

* Previously filed.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 14, 2019	RELATED FUND MANAGEMENT, LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Executive Vice President

Date: March 14, 2019	RELATED REAL ESTATE FUND II GP-A, LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Executive Vice President

Date: March 14, 2019	RELATED REAL ESTATE FUND II GP, L.P.

	By:	Related Real Estate Fund II GP-A, LLC, its general partner

	By:	/s/ Richard O’Toole
Richard O’Toole
Executive Vice President

Date: March 14, 2019	RELATED REAL ESTATE FUND II, L.P.

	By:	Related Real Estate Fund II GP, L.P., its general partner

	By:	Related Real Estate Fund II GP-A, LLC, its general partner

	By:	/s/ Richard O’Toole
Richard O’Toole
Executive Vice President

Date: March 14, 2019	RREFII ACQUISITIONS, LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: March 14, 2019	RREF II LADDER LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Executive Vice President